The Stillwater National Bank and Trust Company
Amended and Restated
Supplemental Profit Sharing Plan and Agreement

Plan and Agreement, as of December 27, 2007, amending and restating the Plan and Agreement made as of the 12th day of December 2002, by and between Rick Green (the “Executive”), and Stillwater National Bank and Trust Company (“Stillwater National”).

Whereas, Stillwater National previously has established the Employee’s Profit Sharing Plan and Trust as a qualified plan under the Internal Revenue Code of 1986, as amended.

Whereas, the amounts of the annual profit sharing contributions made by Stillwater National to the Executive’s account in the Profit Sharing Plan as a percentage of his Compensation may be less than the percentages payable to other employees’ accounts under the Profit Sharing Plan by reason of provisions of the Code applicable to such qualified plans.

Whereas, Stillwater National has established this Stillwater National Bank and Trust Company Supplemental Profit Sharing Plan and Agreement (the “Plan”), in order that it may make tax-deferred contributions to a plan for the benefit of the Executive.

Now Therefore, it is mutually agreed as follows:

1. Definitions.

(a)	“Affiliate” shall mean any “parent corporation” or “subsidiary corporation” of Stillwater National, as such terms are defined in Section 424(e) and (f), respectively, of the Code.

(b)	“Beneficiary” means the person or persons selected by the Executive on a form provided by the Company to receive the benefits provided under this Plan in the event of the Executive’s death. The beneficiary designation may be revised at any time and from time to time.

(c)	“Board” shall mean the Board of Directors of Stillwater National.

(d)	“Change in Control” shall mean any one of the following events occurring after the date hereof as decided by the Committee:

(1)	the acquisition of ownership, holding or power to vote more than 51% of the total fair market value or total voting power of the stock of Stillwater National or Southwest,

(2)	replacement of a majority of Stillwater National’s or Southwest’s directors during any 12-month period, where the new directors are not endorsed by a majority of the prior Board, or

(3)	the closing of a Transaction.

The decision of the Committee as to whether a Change in Control has occurred shall be conclusive and binding and is to be a ministerial rather than a discretionary decision. To constitute a Change in Control, the event must occur with respect to Stillwater National or Southwest, whichever is (i) the entity for which the Executive performs services at the time of the event, or (ii) Stillwater National as the entity liable for payment under Section 4 hereof.

This definition shall be construed and applied in a manner that is consistent with Treas. Reg. § 1.409A-3(i)(5).

(e)	“Code” means the Internal Revenue Code of 1986, as amended.

(f)	“Committee” shall mean the Compensation Committee of the Board.

(g)	“Compensation” means salary, bonus, and other cash compensation, including amounts deferred by the Executive under any and all elective deferred compensation plans of Stillwater National and its Subsidiaries.

(h)	“Continuous Service” shall mean the absence of any interruption or termination of service as an Employee of Southwest or any present or future Affiliate. Continuous Service shall not be considered interrupted in the case of sick leave, military leave or any other leave of absence approved by Southwest or Stillwater National or in the case of transfers between payroll locations of Southwest or among Southwest, Stillwater National or any other Affiliate.

(i)	“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

(j)	”Good Reason” shall mean a reason for the Executive’s voluntary termination of employment within one of the following categories, provided that termination occurs within two years of the initial existence of the reason for termination:

(1)	a material reduction in Executive’s Earnings in effect immediately prior to a Change in Control or as increased thereafter;

(2)	the assignment of Executive without Executive’s consent to (i) a location outside of the metropolitan statistical area (“MSA”) in which such Executive was assigned at the date of the Change in Control, or (ii) if Executive was not assigned in an MSA at such date, a location more than 75 miles from the location to which Executive was assigned at the date of the Change in Control;

(3)	a material reduction in the authority or responsibility that Executive had immediately prior to the Change in Control;

(4)	a material reduction in the authority or responsibility of the person or group to whom the Executive is required to report;

(5)	a material reduction in the level of incentive compensation or benefits of a Executive from those in effect immediately prior to a Change in Control except such reductions as are applicable to all employees or key executives generally and which do not have a disproportionate effect on Executive; or

(6)	a material breach by Stillwater National under a binding employment agreement with the Executive.

Termination due to one of the conditions in clauses (1)-(6) shall not constitute termination for Good Reason unless the Executive provides written notice to the employer within 90 days of the initial existence of such condition and allows at least 30 days for the condition to be corrected.

This definition shall be construed and applied in a manner that is consistent with Treas. Reg. § 1.409A-1(n)(2).

(k)	“Parent” shall mean any present or future corporation that would be a “parent corporation” as defined in Subsections 424(e) and (g) of the Code.

(l)	“Permanent Disability exists for the period during which the Executive is determined to be totally disabled by the Social Security Administration.

(m)	“Plan” means this Plan.

(n)	“Plan Account” means the account described in Section 2 of the Plan.

(o)	“Plan Year” means the calendar year.

(p)	“Primary Market Area” means Payne County, Oklahoma, the Tulsa, Oklahoma MSA, the Oklahoma City Oklahoma MSA, the Wichita Kansas MSA and the Dallas Texas MSA.

(q)	“Profit Sharing Plan” means the Stillwater National Bank and Trust Company Profit Sharing Plan and Trust, as amended, or any successor plan thereto.

(r)	“Southwest” shall mean Southwest Bancorp, Inc.

(s)	“Specified Employee” shall mean those employees designated by the Committee annually as of December 31 as a Specified Employee. The Committee shall designate as Specified Employees participants in The Stillwater National Bank and Trust Company Employees Profit Sharing Plan who are designated as key employees under section 416 of the Code as of that December 31, plus any other employees not participating in the Profit Sharing Plan who would be designated as key employees were they participants in the Profit Sharing Plan. Any individual so designated who is still employed as of the following April 1 shall become a Specified Employee from April 1 through the next March 31. If a corporate transaction occurs, the Committee has authority to determine alternative methods for designating Specified Employees and satisfying the six-month delay rule, to the extent permitted by Treas. Reg. § 1.409A-1(i).

(t)	“Stillwater National” shall mean Stillwater National Bank and Trust Company.

(u)	“Subsidiary” shall mean any present or future corporation which would be a “subsidiary corporation” as defined in Subsections 424(f) and (g) of the Code.

(v)	“Termination for Just Cause” means termination by Stillwater National or Southwest of Executive’s employment because of the Executive’s personal dishonesty, incompetence, willful misconduct, breach of fiduciary duty involving personal profit, intentional failure to perform stated duties; willful violation of any law, rule or regulation (other than minor offenses) or any final cease-and-desist order); or committing any other act that causes significant damage to the reputation of the Bank or any of its Affiliates.

(w)	“Transaction” means (i) the liquidation or dissolution of Southwest, (ii) a merger or consolidation in which Southwest is not the surviving entity; or (iii) the sale or other disposition of all or substantially all of the voting securities or assets of Stillwater National.

(x)	“Trust” means an irrevocable grantor trust established by Stillwater National, or a successor thereto, in connection with this Plan to provide the benefits described in the Plan, the assets of which are subject to the claims of Stillwater National’s creditors in the event of bankruptcy or insolvency, and the terms of which conform to the terms of the model trust as descried in IRS Revenue Procedure 92-64 (and any successor thereto) and otherwise meet the requirements for a “rabbi trust” under ERISA and the Code and of the provisions of this Plan.

(y)	“Trustee” means the independent third-party corporation or individual selected by Stillwater National to serve as Trustee for the Trust.

2. Plan Account. Stillwater National shall establish and maintain the Plan Account for the benefit of the Executive or for the benefit of his designated beneficiary upon the death of the Executive, and shall credit the account with contributions and earnings and debit the account for distributions, as described in this Plan.

3. Contributions. Stillwater National shall make contributions to the Plan Account as follows:

(a) Supplemental Profit Sharing Contributions. Stillwater National shall credit the Plan Account with the amount equal to the difference between the aggregate amount of contributions which would have been allocated with respect to the Executive under the Profit Sharing Plan based on the Executive’s Compensation without regard to the limitations imposed by the Code on the Profit Sharing Plan, or otherwise contained in the Plan, and the aggregate amount of contributions actually made with respect to the Executive, without regard to forfeitures. For purposes of determining the amount which would have been allocated to the Profit Sharing Plan, such amount shall be deemed to be proportionate to the ratio of the actual contribution made to such plan over the compensation taken into account under such plan. Such contributions shall be credited to the Plan Account at substantially the same time as contributions are made to the Profit Sharing Plan. Stillwater National is not required to make any Supplemental Profit Sharing Contribution for any period in which it does not make a contribution to the Profit Sharing Plan. No Supplemental Profit Sharing Contributions shall be made following a Termination for Just Cause of the Executive’s employment or the Executive’s voluntary employment termination without Good Reason. The Supplemental Profit Sharing Contribution for the calendar year in which the Executive’s or his Beneficiary’s rights under the Plan vest shall be prorated based upon the ratio of the number of days in the calendar year prior to the vesting date to 365.

(b) Discretionary Contributions. Stillwater National may make, but is not required by this Plan to make, additional, discretionary contributions to the Plan Account at such times and in such amounts as it may deem appropriate.

(c) Earnings. Until the Plan Account is fully distributed to the Executive or his Beneficiary, the Plan Account shall be credited as of the last day of each calendar quarter with earnings as though the balance of the Plan Account at the beginning of such calendar quarter were invested in an uninsured, nondeposit fund account having an annual return for each calendar quarter equal to the annualized average interest rate earned (non-taxable equivalent) by Stillwater National on average interest-earning assets for such calendar quarter, and except as provided in Section 6 hereof, as calculated in good faith by Stillwater National. (For example, the earnings rate for the first calendar quarter of 2002 would have been 6.65%, if the Plan were then in effect.)

(d) Unfunded Arrangement. The parties intend that this Plan be unfunded for purposes of ERISA and the Code. The Executive and his Beneficiary are general unsecured creditors of Stillwater National for the payment of benefits under this Plan. The benefits represent the mere promise by Stillwater National to pay such benefits. The rights to benefits are not subject in any manner to anticipation, alienation, sale, transfer, assignment, pledge, encumbrance, attachment, or garnishment by creditors of the Executive or his Beneficiary. Any representation or assertion contrary to this section 3(d) is a material breach of this Plan by the representing or asserting party, which, if such party is the Executive or, following his death, a Beneficiary, shall immediately result in the cessation of any and all payments and the elimination of any liability hereunder for any payment not made prior to such assertion or representation, and, if such party is Stillwater National or an Affiliate of Stillwater National, shall subject Stillwater National to liability for actual damages for such breach.

4. Distributions.

(a) Vesting. The amounts deferred and any related accumulated income on such deferrals shall be fully vested upon the date of earliest of following to occur, provided the Executive has Continuous Service from the date the Executive first becomes a Participant in this Plan to such earliest date:

(1) The Executive’s retirement on or after Age 62;

(2) The Executive’s 72nd birthday;

(3) The Executive’s Permanent Disability;

(4)	Termination of Executive’s employment by Stillwater National other than a Termination for Just Cause;

(5) Termination of Executive’s employment by the Executive with Good Reason;

(6) Termination of the Plan; or

(7) A Change in Control.

(b) When Payments Start. Distribution shall begin during the first 15 days of January in the calendar year immediately following the year in which the earliest of the events listed in paragraphs (1) through (6) of subsection (a) occurs. If a Change in Control as defined in paragraph 1 occurs, then Section 6 shall apply. With respect to Executives who are Specified Employees who receive payment due to termination of employment, then no payments shall be made during the six month period following such termination (unless the Executive’s death occurs within that period), provided that if an event in paragraph (4) or (5) of subsection (a) occurs, then the foregoing six month delay of payment shall apply only to the amount that exceeds two times the lesser of (i) the Participant’s annualized Compensation for the Participant’s taxable year preceding the year in which termination occurs (adjusted for any increase during that year that was expected to continue indefinitely absent termination of service), and (ii) the maximum amount that may be taken into account under Code Section 401(a)(17) for the year in which termination occurs.

(c) Form of Distributions. Distributions will occur in the manner selected by the Executive below, provided that the Executive may change the form of distribution as to future contributions and earnings thereon only from the choices offered below, by written notice to Stillwater National, to the extent such election change is permitted by Treas. Reg. § 1.409A-2(b). Except for the beneficiary designation made in Section 2 hereof, (which may be revised at any time and from time to time), the elections made herein may be changed only with respect to the time and form of payment of the amounts deferred during the term of the Agreement, and only if each of the following requirements is satisfied:

(1)	the change does not take effect until at least 12 months after the date the Participant elects the change;

(2)	the changed payment date must be at least five years after the date payment would otherwise have been paid (or, in the case of installment payments treated as a single payment, five years from the date the first amount was scheduled to be paid), provided, however, that this requirement does not apply to payment on account of death, disability or unforeseeable emergency; and

(3)	with respect to payments under Section 1(e) or 2(a), the change is made not less than 12 months before the payment is scheduled to be paid (or, in the case of installment payments treated as a single payment, 12 months before the date the first amount was scheduled to be paid).

The Executive, pursuant to the Plan, hereby elects to have the amount contributed and any related accumulated earnings distributed as follows:

[Choose One]
( ) ( ) ( ) (x)	monthly over a five-year period monthly over a ten-year period monthly over a fifteen-year period in a lump sum

(d) Cash Distributions. All distributions made pursuant to the Plan and this Agreement will be made in cash.

(e) Distributions after Death. If an Executive dies before the entire amount credited to the Executive under the Plan has been paid to the Executive, the amount remaining shall be distributed to the Executive’s Beneficiary in accordance with the method selected by the Executive. If an Executive has not designated a Beneficiary, or if no designated Beneficiary is living on the date of distribution, such amount shall be distributed to those persons or such trust entitled to receive distributions of the Executive’s benefits under the Profit Sharing Plan.

(f) Emergency Distributions. In the event the Executive incurs an unforeseeable emergency, the Executive may make a written request to the Stillwater National for a hardship withdrawal from his or her account. An unforeseeable emergency is a severe financial hardship to the Executive resulting from an illness or accident of the Executive or of his spouse, beneficiary or dependent (as defined in Section 152(a) of the Code without regard to subsections (b)(1), (b)(2), and (d)(1)(B) thereof), loss of the Executive’s property due to casualty (including the need to rebuild a home following damage to a home not otherwise covered by insurance, for example, not as a result of a natural disaster), or other similar extraordinary and unforeseeable circumstances arising as a result of events beyond the control of the Executive. Whether the Executive is faced with an unforeseeable emergency permitting a distribution hereunder is to be determined based on the relevant facts and circumstances of each case, but, in any case, a distribution on account of unforeseeable emergency may not be made to the extent that such emergency is or may be relieved through reimbursement or compensation from insurance or otherwise, by liquidation of the Executive’s assets, to the extent the liquidation of such assets would not cause severe financial hardship, or by cessation of deferrals under the Plan. Withdrawals of amounts because of an unforeseeable emergency must be limited to the amount reasonably necessary to satisfy the emergency need (which may include amounts necessary to pay any Federal, state, local, or foreign income taxes or penalties reasonably anticipated to result from the distribution). This section shall be interpreted in a manner consistent with Section 1.409A-3(i)(3) of the Treasury Regulations and guidance thereunder.

5. Plan Administration Authority and Claims Procedures.

(a) Section 409A Compliance. The parties hereto intend that this Plan shall comply in all respects with Section 409A of the Internal Revenue Code as added by the American Jobs Creation Act of 2004 and related Internal Revenue Service regulations and other guidance (collectively, “§ 409A”). The Committee’s and the Board’s authority under subsection (b) shall be exercised in a manner consistent with § 409A.

(b) Committee and Board Authority. The Compensation Committee (“Committee”) of the Board of Directors of Stillwater National (“Board”) shall have authority to administer the Plan. In the absence at any time of a duly appointed Committee, the Plan shall be administered by the Board. Except as limited by the express provisions of the Plan or by resolutions adopted by the Board, the Committee’s authority includes the following:

(1)	authority to delegate Plan administration functions to employees of Stillwater National, Southwest Bancorp, Inc. or Affiliates or other agents;

(2)	authority to prescribe, amend and rescind rules and regulations relating to the Plan;

(3)	authority to determine eligibility for benefits, amount and payment of benefit claims and resolution of claim disputes as provided in subsection (c).

In administering the Plan, the Committee has full discretionary authority to make factual determinations, to construe the terms of the Plan, to determine compliance with § 409A and to otherwise interpret the Plan (including ambiguous provisions). The Committee’s decisions shall be binding, final and conclusive upon all parties, except where (i) Plan terms state that a Committee decision is ministerial, or (ii) where a benefit claimant timely appeals from a Committee decision under subsection (c), in which case the ultimate decision on appeal shall be binding, final and conclusive upon all parties, subject only to judicial review.

(c) Benefit Claims. The Committee shall be responsible for determining all claims for benefits under this Plan. Within ninety (90) days after receiving a claim, the Committee shall notify a Participant of its decision. If the decision is adverse to the Participant, the Committee shall advise him or her of the reasons for the decision, of the Plan provision involved, of any additional information the Participant must provide to perfect the claim and of the right to request a review of the decision. Regardless, an individual member of the Committee shall not participate in a decision on his or her own benefit claim.

A Participant may request a review of an adverse Committee decision by written request, made within sixty (60) days after receipt of the decision, submitted to the Board. The Participant or his attorney may review pertinent documents and submit written issues and comments. Within sixty (60) days after receiving a request for review, the Board shall notify the Participant in writing of (a) its decision, (b) the reasons therefor, and (c) the Plan provisions upon which it is based.

(d) Indemnification and Limitation of Liability. In addition to such other rights of indemnification as they may have, the members of the Committee shall be indemnified by Stillwater National in connection with any claim, action, suit or proceeding relating to any action taken or failure to act under or in connection with the Plan to the maximum extent provided for under Stillwater National’s Certificate of Incorporation or Bylaws with respect to the indemnification of Directors. Stillwater National nor any of its officers, directors, Affiliates, or agents shall be liable to the Executive, his Beneficiary or any other person for any claim, loss, liability or expense incurred in connection with the Plan, unless attributable to fraud or willful misconduct on the part of such person.

(e) Costs and Statements. Stillwater National shall pay the expenses of administration and the costs of employing employment counsel and accountants with respect to the Plan or its administration, including without limitation, the administrative and other costs of the Trust. Stillwater National shall furnish individual annual statements of accrued benefits to the Executive or current Beneficiary, in such form as determined by Stillwater National or as required by law.

(f) Facility of Payment. If a benefit is payable to a minor, to a person declared incompetent, or to a person incapable of handling the disposition of his or her property, Stillwater National may pay such benefit to the guardian, legal representative, or person having the care or custody of such minor, incompetent person, or incapable person. Stillwater National may require proof of incompetency, minority, or guardianship as it may deem appropriate prior to the distribution of the benefit. Such distribution shall completely discharge Stillwater National from all liability with respect to such benefit.

6. Trust. Prior to or simultaneously with any Transaction and within ten calendar days of any other Change in Control, unless and to the extent the Executive has previously provided a written release of any claims under this Plan, Stillwater National shall establish a valid trust under the law of the State of Oklahoma with an independent trustee that has or may be granted corporate trust powers under Oklahoma law, deposit in such trust an amount equal to 200% of the Plan Account balance immediately prior to the establishment of the Trust, and provide the Trustee of the Trust with a written direction to invest such amount in securities supported by the full faith and credit of the United States except for amounts held in one or more deposit accounts as needed on a short-term basis to pay amounts due to the Executive or his Beneficiary as provided below, to hold said amount and any investment return thereon in a segregated account, and to pay such amounts due to the Executive (or upon his death, his Beneficiary) under this Plan. Upon the final payment of all amounts due to the Executive or his Beneficiary under this Plan, the Trustee of the Trust shall pay to Stillwater National the entire balance, if any, remaining in the Trust. Payments from the Trust to the Executive shall be considered payments made by Stillwater National for purposes of this Agreement. Payment of such amounts to the Executive from the Trust, however, shall not relieve Stillwater National from any obligation to pay amounts in excess of those paid from the Trust, or from any obligation to take actions or refrain from taking actions otherwise required by this Plan. In no event may the Trust invest in securities or obligations issued by Stillwater National or any of its Affiliates or successors. Stillwater National shall have no right or power to direct the Trustee to return or divert any of the Trust assets before all payments of benefits have been made. Stillwater National shall pay all fees and expenses of the Trust, including, without limitation, Trustee fees, and all income taxes on earnings of the Trust from its assets outside of the Trust. In the event that Stillwater National shall not provide the earnings rate referred to under Section 3(c) hereof, the Trustee shall calculate such rate based upon reports of condition furnished by Stillwater National to its primary federal banking regulator or upon other publicly available reports. The Executive’s and his Beneficiary’s rights under this Plan shall be those of a general, unsecured creditor, he shall have no claim against the assets of the Trust, and the assets of the Trust shall be considered general assets of Stillwater National subject to the claims of creditors of Stillwater National in the event of its bankruptcy or insolvency.

7. No Effect on Profit Sharing Plan. This Plan has no effect upon benefits under or the terms of the Profit Sharing Plan.

8. Forfeiture or Suspension of Plan Benefits.

(a) In General. The Executive shall completely forfeit any and all rights to any and all benefits under this Plan upon his Termination for Just Cause or his voluntary termination without Good Reason.

(b) Competition. Regardless of anything herein to the contrary, except in the case of a termination of employment by Stillwater National without Just Cause, a termination of employment by the Executive with Good Reason, or with the permission of Stillwater National, if the Executive shall, during the two years immediately following the Executive’s termination of employment, serve as an officer or director or employee of any bank holding company, bank, savings association, savings and loan holding company, or mortgage company (any of which, a “Financial Institution”) which Financial Institution offers products or services competing with those offered by the Bank from offices in any county in the Primary Market Area, or shall interfere with the relationship of Stillwater National and any of its employees, agents, or representatives, then the Committee shall direct that any unpaid balance of any payments to the Executive under this Agreement be suspended, and shall thereupon notify the Executive of such suspension, in writing. Thereupon, if the Committee shall determine that such behavior by the executive exists at any time after a period of one month following notification of such suspension, all rights of the Executive and his Beneficiary under this Plan, including rights to any and all further payments hereunder, shall thereupon terminate.

(c) Certain Regulatory Events. If the Executive is removed and/or permanently prohibited from participating in the conduct of Stillwater National’s affairs by an order issued under Sections 8(e)(4) or 8(g)(1) of the Federal Deposit Insurance Act (“FDIA”) (12 U.S.C. §§ 1818(e)(4) and (g)(1)), all obligations of Stillwater National under this Agreement shall terminate as of the effective date of the order, but vested rights of the parties shall not be affected. If Stillwater National is in default (as defined in Section 3(x)(1) of FDIA), all obligations of Stillwater National under this Agreement shall terminate as of the date of default, but vested rights of the parties shall not be affected. If a notice served under Sections 8(e)(3) or (g)(1) of the FDIA (12 U.S.C. §§ 1818(e)(3) and (g)(1)) suspends and/or temporarily prohibits the Executive from participating in the conduct of Stillwater National’s affairs, Stillwater National’s obligations under this Agreement shall be suspended as of the date of such service, unless stayed by appropriate proceedings. If the charges in the notice are dismissed, Stillwater National may, in its discretion, (i) pay the Executive all or part of the contributions or payments withheld while its contract obligations were suspended, and (ii) reinstate (in whole or in part) any of its obligations which were suspended.

9. Termination. Stillwater National may terminate this Plan only upon termination of the Profit Sharing Plan or with the Agreement of the Executive. No termination of the Plan shall directly or indirectly reduce the balance of the Plan Account as of the effective date of such termination. Upon termination of the Plan, distribution of the Plan Account in accordance with Section amounts credited to such account shall be made to the Executive or his or her Beneficiary in accordance with Section 4. No contributions will be credited to the Plan Account after termination of the Plan, but earnings will continue to be credited to the Plan Account until all amounts are distributed to the Executive or his Beneficiary.

10. Governing Law. The Plan shall be governed by and construed in accordance with the laws of the State of Oklahoma, except to the extent that federal law shall be deemed to apply.

11. Successors and Assigns. The Plan shall be binding upon Stillwater National’s successors

12. Amendments. No amendments or additions to this Plan shall be binding unless made in writing and signed by all of the parties, except as herein otherwise specifically provided.

13. Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof.

14. Headings. Headings contained herein are for convenience of reference only.

15. .
Entire Agreement. This Agreement, together with any understanding or modifications thereof as agreed to in writing by the parties, shall constitute the entire agreement among the parties hereto with respect to the subject matter hereof, other than written agreements with respect to specific plans, programs or arrangements described in Sections 5 and 6.

IN WITNESS WHEREOF, the parties hereto have hereunto set their hands the day and year first above-written.

/s/ Rick Green	, Executive

Rick Green

President and Chief Executive Officer

Printed name and title

STILLWATER NATIONAL BANK AND TRUST COMPANY

By	/s/ Kerby E. Crowell

Kerby E. Crowell

Executive Vice President, Chief Financial
Officer, and Secretary

Printed name and title